

20 Annual Report



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Outsourcing

Call Center

Business Intelligence

Application Development

EDUCATION







GOVERNMENT

Help Desk









RETAIL

SECURITY









ERP







FINANCIAL

MANUFACTURING

Off-site

Off-shore









On-site

Change Management

Testing

HEALTHCARE

Integrated IT Solutions For Your Changing World.

About the Cover

This year's cover is a metaphor for the complexity of the ever-changing global IT landscape. Private and government sector clients around the world rely on CIBER to help meet these new challenges through industry-leading integrated IT solutions and mission-critical services.


2009 Annual Report
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Table of Contents

Building The Brand

TV Advertising


Custom ERP Software

Two new television commercials were produced in 2009 featuring CIBER's memorable Purple i character. Running on many of the top business and financial news cable networks, the spots increase brand awareness and further define CIBER's IT prowess.

Sports Advertising


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The distinctive CIBER brand was showcased on dasherboards in select NHL arenas during the 2008-09 hockey season, where it gained millions of impressions during NHL telecasts, including the exciting Stanley Cup playoffs.

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Financial Highlights

In thousands, except per share data	2005	2006	2007[1]	2008[1]	2009
			Year Ended December 31,		
Operating Data:					
Revenue	$ 956,009	$ 995,837	$ 1,081,975	$ 1,191,567	$ 1,037,700
Amortization of intangible assets	$ 5,958	$ 5,930	$ 5,820	$ 6,274	$ 5,891
Operating income	$ 46,656	$ 45,040	$ 54,520	$ 53,938	$ 27,759
Net income attributable to CIBER, Inc.[2]	$ 24,707	$ 24,735	$ 23,951	$ 26,884	$ 14,958
Cash net income[3]	$ 28,520	$ 29,820	$ 31,317	$ 34,793	$ 21,937
Earnings per share – diluted[4]	$ 0.38	$ 0.40	$ 0.39	$ 0.45	$ 0.22
Cash earnings per share – diluted[3] [4]	$ 0.44	$ 0.48	$ 0.51	$ 0.58	$ 0.32
Share Data:					
Weighted average shares – diluted[4]	68,296	62,357	61,924	60,389	68,107
Shares outstanding at end of period	62,047	61,753	60,747	60,085	69,482
Share price at end of period	$ 6.60	$ 6.78	$ 6.11	$ 4.81	$ 3.45
Balance Sheet Data:					
Current assets	$ 275,492	$ 284,142	$ 334,021	$ 309,431	$ 309,878
Total assets	$ 744,567	$ 779,679	$ 848,931	$ 797,520	$ 803,256
Total current liabilities	$ 128,110	$ 143,385	$ 160,097	$ 144,198	$ 173,024
Total liabilities	$ 365,030	$ 362,309	$ 388,992	$ 344,196	$ 297,010
Total shareholders' equity	$ 376,607	$ 416,122	$ 459,939	$ 453,324	$ 506,246

[1] FSP APB 14-1 caused adjustments to results previously reported, increasing interest expense never owed, thus lowering net income but adding to equity to offset.
[2] FASB 160 changed minority interest presentation retroactively; 2007 and 2008 results have been adjusted to conform to the new pronouncement. 2005 and 2006 represent Consolidated Net Income.
[3] Cash net income equals net income attributable to CIBER, Inc. plus tax adjusted amortization expense and FAS 123R (share based compensation).
[4] The effect of EITF 04-8, adopted effective December 2003, increased net income and shares outstanding when computing reported EPS, this was reduced to 70% implication in January 2005 and eliminated in July 2005.


Revenue
$ Billion
1.2
1.0
.80
.60
.40
.20
0
2006
2007
2008
2009


Net Income
$ Million
30
25
20
15
10
5
0
2006
2007
2008
2009


GAAP EPS
$ Actual
.50
.40
.30
.20
.10
0
2006
2007
2008
2009

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To Our Shareholders

The only way to describe the totality of 2009 is - brutal. Brutal to economies, brutal to sovereign debt levels, employment, auto bankruptcies and more. The IT Services industry was a microcosm of this economic havoc. Looking at the year in a vacuum is a dismal look. But, like all stories, there are two sides. In our case there were several highlights, and we are encouraged that 2010 will return to the ascent that our public company history has demonstrated. (See inset)


CIBER Revenue As A Public Company
$ Billion
1.1
.9
.7
.5
.3
.1
0
94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09

2009 Comments

Early 2009 saw strength of the U.S. dollar vis-à-vis foreign currencies, which makes year-over-year comparisons challenging. Of our $154 million revenue decrease, $41 million (27%) was currency translation, not "lost business." The earnings decrease associated with currency changes was approximately $3 million, or 25% of this change.

Our customers' budget issues in 2009 were byproducts of the global financial and economic malaise. We endured multiple rate reductions from some clients, decreased headcounts (primarily in the U.S.), and generally lower productivity everywhere, i.e., lower billable time for each billable employee. The combination of these has a multiplier effect like an avarice geometric progression.

Particular struggles were in our U.S.-based Custom Solutions Division, and to a lesser extent our Federal Division, as Corporate America tightened their belt and the U.S. Government built only roads, bridges and banks.

Fortunately, our decade-long strategy to develop a global business model was very helpful to 2009. We grew headcount, skill and critical mass in India. We also held up reasonably well, FX aside, throughout Europe. With operations in 18 countries on four continents, we mitigated greater American retrenchments.

The best 2009 performance was in the promised turnaround of our U.S. ERP business, more specifically, the U.S. SAP Practice. In economic lingo, they had a "V" shaped recovery – almost straight down in 2008 and almost straight up in 2009. Our congratulations to Jay Wheeler's SAP team, with solid kudos to unrelated Russ Wheeler and his Oracle and Lawson teams, for the 2009 rebound in U.S. ERP.

As 2009 ended we were seeing greater potential. The last four months of the year were generally stable in consolidated consultant headcounts. We were also able to add skills and consulting talent in all of our Divisions in 2009. Additionally, meaningful wins were happening. Solid pipeline opportunities were also growing and showing movement towards closing. Early 2010 action is quite positive, albeit remaining overall tepid in nature in many locations.

Refreshed Go-to-Market Strategies for 2010

Economic downturns are not only reflective times, they are times to get aggressive on updating strategies. In our case:

Custom Solutions Division – A greater collaborative approach is now embedded. Teamwork across the business model attempts to sell larger, more complex solutions. The biggest changes, however, are underway and relate to hearty customer acquisition activities.

International Division – Tightly run operations continued to take advantage of strong SAP ties, with our IT Outsourcing Division partnering. Strength is broad-based in Continental Europe.

IT Outsourcing Division – This emerging, global operation focused east and west, pond-wise, and added offshore resources to round out its 7x24 structure. More newness will be unveiled in the new year.

Federal Division – More and bigger, prime bids and longer-term wins, along with several more contract vehicles (GWACs, Schedules, ID/IQs), were the plantings of 2009 and the hoped for crop of 2010.

Scorecard 2009

$ Million *(except share data)*

Growth:	2008	2009
Revenue	$1,192	$1,038
Revenue Δ	10%	-13%
Net Income	$26.9	$15.0
Net Income Δ	12%	-44%
Diluted Shares	60.4	68.1
EPS	$.45	$.22
EPS Δ	15%	-51%



Pictured above, left to right:
Peter Cheesbrough
Mac Slingerlend
Bobby G. Stevenson

U.S. ERP Division – New verticals and offerings, including "cloud" and "SaaS", emerged in 2009, and all Practices are contributing profits.

Bottom line? CIBER is well positioned and aggressively attacking its markets. We believe we have the correct operating leadership and a compelling business model for 2010. We are proud of our employees and think our model is spot on. We also have great customers and are adding to the list.

On the Financing Front:

New Share Issuance

We were able to place 9 million shares in February 2009, during the worst equity issuance period in decades. While painful to do, we take solace in that few other companies were getting anything done. It was required to overcome the former lead bank's tourniquet and was the prelude to replacing their facility.

New Credit Facility

Bank of America came to us with a refreshing approach and successfully closed in August a $155 million, multi-bank, three-year revolving and term loan, with all of the former participating banks and another new lender to us. Although more expensive (yet market rate), the terms of the agreement allow us to run our company with less restrictions. (Subsequent to year end, we reduced the size of this new facility and adjusted a couple of covenants.)

Combined with our strong cash flow, we reduced net debt to $31 million at 2009's year end, and our capital structure and liquidity are greatly enhanced as 2010 begins.

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Final Thoughts

2009 saw many competitors disappear. A couple to bankruptcies and even more mergers left fewer global competitors of scale at year end. Gone are names like EDS, Perot, ACS, and MPS Group, billion dollar players all.

2010 begins against a backdrop of less financial drama than a year earlier. Save China, public sector sovereigns are stressed. Forecasts of recoveries vary from not happening to slow and not very robust. Regardless, global economies are no longer generally trending down and we see opportunity to zip past the dinosaurs and the slow-to-adapt.

Thanks again to our employees, and their families for loaning them to us.

And, thank you for your support. Your management team is out to recover from the global struggles of 2009 and climb again in 2010. (Please read on for more details on the exciting things that CIBER does, every day.)



Mac Slingerlend

Specialists
who are committed
to excellence,
willing to lead,
and have a passion
to effect change.



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Custom Solutions Division

CIBER's Custom Solutions Division represents more than $350 million of CIBER's overall revenue and over 3,000 of our employees. Our focus is on providing custom development, integration and support to U.S.-based commercial, state and local government clients. While faced with dramatic reductions in client spend in 2009, especially among Fortune 500 clients, we persevered.

We took the opportunity to improve our market position, building on our strengths, gaining new clients, creating new "Practice" capabilities, and capitalizing on a culture of collaboration that is already paying dividends.

Our clients see us as a trusted partner that ensures local accountability with global delivery capabilities, plus strategic consulting – comparable to the best of the Tier 1 providers, but with the flexibility of a mid-sized partner. We maintain our integrity, a caring culture, and a commitment to superior standards by providing innovative solutions to solve complex problems that meet the individual needs of each client.

Embracing Global Delivery

Dramatically leveraging and growing our Global Solutions Center in Bangalore, India, was a key part of our transformation in 2009. After finalizing the acquisition of Iteamic Pvt. Ltd, in January, our Indian operations led the way in integrating global delivery into every part of CIBER's business. From Europe to the U.S., from BI to ERP, to application development and infrastructure outsourcing – CIBER India enables the seamless, follow-the-sun delivery of all of CIBER's capabilities. This group's experience levels, retention rates and referral rates are significantly above industry average. Most of our top 20 clients now have a global delivery component in our services to them. (See page 9.)

Expanding Domestic Delivery Centers

CIBER's Global Solution Center in Tampa continued to grow, with several new clients, including a Fortune 100 leader in the healthcare insurance industry that needed an alternative to offshore delivery for mainframe support. In addition to the success of our Tampa delivery facility, we added capabilities and shared services in Delivery Centers in Pittsburgh, Orlando, Detroit and Harrisburg.

As part of our new strategic approach to provide an environment of collaboration and seamless delivery that synthesizes all of CIBER's capabilities, these facilities and all of our branch operations are standardizing pursuit and delivery processes to best practices.



Thinking Inside the Box

In the early 1950s, U.S. trucking executive Malcom McLean created standardized shipping containers that could fit on flatbed railroad cars or trucks and stack on ships. Because they were much easier and faster to load/unload and transport, the price of freight transportation dropped as much as 94 percent. The invention of what essentially is a box altered global commerce forever.

Innovation

Leveraging Strategic Consulting Practices
An integral component of CIBER, our Strategic Consulting Practices expanded in 2009 and proved to be a key lever in both opening new accounts and moving up the IT value chain in current accounts. Our Division's Practices now include: IT Strategy, Architecture, BI/DW, Collaborative Solutions, Application Outsourcing and Supply Chain.

Our high-end strategic consultants provide management, business process and strategic IT consulting to C-level clients, developing innovative yet pragmatic roadmaps and programs to help our clients achieve greater business value from their IT spend. In addition, these Practices focused on creating intellectual property, including solution accelerators, a best practice identified by leading industry analysts, that hasten the speed and reduce the cost when a customized solution is deployed.

Integrating State and Local Government
With the American Recovery and Reinvestment Act of 2009 (a.k.a. 'stimulus bill') came additional opportunity for CIBER to help state and local governmental entities invest to improve services to their constituents and modernize technology and infrastructure. With an emphasis on the government verticals of Health and Human Services and Public Health, Transportation, Administration, and Law and Justice, CIBER served all 50 states and hundreds of city, county, school, transit and public utility organizations in 2009.

We have integrated our 40 commercial and state & local government offices to provide local accountability to both commercial and government clients – in part so local mayors, school superintendents and county commissioners have access to all of CIBER's expertise. This move also reduced overhead and real estate expenses.

Cabela's, headquartered in Sidney, Nebraska, is the World's Foremost Outfitter of hunting, fishing and outdoor gear, with revenues of more than $2.5 billion annually. CIBER has partnered with Cabela's since 2004, providing IT consulting both onsite and offsite, with services ranging from application development and maintenance, BI/DW, QA and testing, hardware procurement and installation, and warehouse mobile device and system implementation, utilizing several of CIBER's strategic practices as well as our Global Solution Centers. Cabela's is transforming its systems to move from a catalog to a multi-channel retail environment, and CIBER is assisting this thought leader in its use of technology as an advantage in the increasingly competitive retail marketplace.





Left to right:
Tim Van Wyngarden, CIBER Vice President / Area Director; Jon Crowe, Cabela's Director Enterprise Technology Services; Charles Carstens, Cabela's CIO; Baloo Eledath, Cabela's Director Enterprise Business Solutions

Custom Solutions Division (continued)

Achieving Thought Leadership and Brand Lift

As CIBER increases its capabilities as a solutions-focused IT outsourcer, demonstrating thought leadership in our industry continues to be a cornerstone of achieving brand lift among both new and existing clients.

To that end, CIBER has launched an active blog program – with more than 50 thought leaders – on www.ciber.com. It is promoted through both new social media as well as more traditional sales and marketing tactics. In addition, our consultants are developing solutions based on their direct client experience and they are featured speakers at national and local seminars and industry webinars.

Acknowledgements

Client satisfaction is the ultimate test of one's brand. This was validated in 2009 through two independent sources. CIBER appeared on six Gartner Magic Quadrants: Business Intelligence and Performance Management, Global; Desktop Outsourcing; Help Desk Outsourcing; ERP Services for North America; ERP Services for Europe; and SAP Outsourcing, North America.

In addition, CIBER was again ranked among the Top 10 "Best Managed" Outsourcers by The Black Book of Outsourcing, a Datamonitor Group Company, moving up from #10 to #7. This major customer experience survey analyzes more than 4,000 vendors based on input from more than 24,000 IT buyers. CIBER ranked #1 in several horizontal services, including ERP, Infrastructure (mid-tier), Help Desk, and Desktop services; as well as #1 in vertical sectors, including Utilities, Higher Education, State & Local Government, Federal Government, and Hospitality & Leisure. CIBER was also ranked the #1 U.S.-based provider overall for mid-tier companies.

Looking Forward

The domestic challenges of 2009 have become the fuel for our 2010. Taking advantage of economic turmoil, our 35+ year history has been refreshed continuously for greater relevance, in 2010 and beyond.

Crack the Code

The first bar code and reader was invented in the 1950s. Its use grew in the 1970s once a bar code standard (UPC) was developed and the first supermarket – Marsh's in Troy, Ohio – installed a UPC scanner. Bar codes are now ubiquitous across the globe in retail, manufacturing, military and other applications.

Innovation



Indian Operations

2009 was laden with new developments, growth and successes for CIBER India.

CIBER India grew to a team of nearly 800 professionals, each of whom has the skills to combine technology and business expertise to delight our customers. We are proud to report that CIBER India made significant awareness progress in 2009, starting with road shows in the U.S. and Europe to demonstrate CIBER India's capabilities.

A part of the focus in 2009 was on regional alignment to better serve all branches, practices and clients through greater collaboration and nurtured partnership. We have successfully supported new client acquisition in different geographies and growth in existing accounts.

Quality Emphasis

Other highlights included the launch of CIBER Q in collaboration with CIBER's Center for Project Performance as an enhanced quality system, and achieving the ISO 27001:2005, ISO 9001:2008, ISO 20000-1:2005 certifications.

CIBER is convinced that CIBER India has a high performance team that is the key requirement of a world-class delivery organization, as is evidenced by growing business from Custom Solutions, International, U.S. ERP and ITO Divisions, as well as its Strategic Practices. CIBER's business within India has also grown significantly.

CIBER India is focused on retaining its valuable talent pool, and is proud of having the lowest attrition rate among IT companies in Bangalore. We take great efforts to hire people with the right skills and attitude, and work hard at training and retaining employees.

Looking Forward

We will continue our focus on growth strategies in 2010, with an agenda of adding more members and growing to more than 1,000 by the end of 2010, aligning practices and processes for CMMi Level 5 certification, and growing our business from the U.S. and Europe.

Offshore Development Center for Ecrio Inc., at CIBER GSC India.

"CIBER has provided a tremendous value addition to our offerings of 3G Mobile Communication Solutions over the years. It has been a very fruitful relationship so far." – Ragu Subbiah, Sr. Director Engineering at Ecrio Inc.



Left to right:
Standing: Ecrio Project team members, CIBER GSC India, Devakumar Sandyagappa, Harsha Jayaramaiah, Yogananda Gunasekar, **Seated:** Sr. Director Engineering, Ecrio Inc., Ragu Subbiah and Director, CIBER GSC India, Vir Bhanu.



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International Division

CIBER International achieved revenues of $350 million in 2009 and accounted for circa 35% of CIBER's total revenue.

This Division delivered a very solid performance despite difficult trading circumstances during this year, following our extremely successful 2008. Throughout 2009, CIBER International maintained a strong pipeline and saw further evidence of the good work of previous years by signing deals with larger international clients who recognise our global reach and the consistency of our service offerings and delivery.

Business Model

We have built a robust business model based on delivering a mix of ERP and custom solutions, and a go-to-market approach focused increasingly around the key vertical industry sectors of Manufacturing, Chemical and Pharmaceutical, Retail, Healthcare, Energy and Utilities, Public Sector, Financial Services, Publishing and Media. Our ERP services are acknowledged in Gartner's Magic Quadrants.

Our business model has proved to be strong and resilient, based upon a foundational workforce of highly experienced consultants and technical staff. Throughout 2009 we maintained our 97% fee-earning headcount, while managing to achieve a reduction in our overhead personnel.

Range of Services

We continued to make considerable progress in our ambition to offer a range of service and solution offerings that are consistent across our geographies. By offering a comprehensive portfolio of services to support the full IT solution lifecycle, we have succeeded in keeping our valuable delivery model intact throughout the economic downturn, leaving us well placed to take advantage of the inevitable recovery.

We have enjoyed considerable success with the introduction of CIBER's global IT outsourcing and hosting services to our geographies. An increasing flow of opportunities and deals from both local and global organisations has confirmed our belief that this is an important aspect of our services portfolio now and into the future. Companies such as Halfords, Marks & Spencer, Systagenix and Wallenius Wilhelmsen Logistics joined our growing list of outsourcing and managed services clients in 2009.

International Delivery

The strategy of the last few years of building an international delivery capability in key geographies has proved to be very important for our business, making CIBER extremely competitive in the markets in which we have chosen to operate. In keeping with this approach we have expanded our application managed services offering during 2009 and now boast a global network of support centres. The most recent support centre is located in China and works with clients in multiple languages.

Selected International Deals

We have seen an increase in the number of clients that we engage with and serve on an international basis. For example, we have expanded our work with Philips Electronics into the U.S., a long standing client of CIBER Netherlands.

A new client is Wallenius Wilhelmsen Logistics (WWL), a leading Norwegian-based independent shipping company providing global factory-to-dealer transport solutions for the automotive, agricultural and construction equipment industries. CIBER is now providing WWL with a multi-country, 24 x 7 global solution in three primary delivery locations, including a central service desk in the U.S., a technical operations team in India, and an engineering team based in Europe.

Another new SAP outsourcing and development contract was with the international division of leading retailer Marks & Spencer, with CIBER implementing a new SAP finance and operations system in China, Hong Kong and India, which will be rolled-out subsequently through the rest of its international business.

CIBER teams from different countries have also worked together on projects with clients such as Meggitt, Beam Global, and Abengoa, demonstrating our ability to compete for global business with organisations operating on an international basis.



An Open and Shut Case

Invented by Swedish engineer Gideon Sundback in 1913 as a fastening device for boots, today, an astonishing 80 percent of the world's zippers are made in Qiaotou, in China's Zhejiang Province. Each year, Qiaotou's zipper plants manufacture 124,000 miles of zippers, enough to stretch five times around the globe.

Innovation

European Country Highlights

Despite the global economic downturn, our Division had broad-based solid performances in 2009:

- Finland, where double-digit growth was achieved despite tough local conditions.
- The Netherlands (our largest non-U.S. country operation) grew its revenue and clients.
- Norway continued its commercial and central government successes.
- UK operations had an impressive year, recording revenue growth and an improved profit margin.
- Germany won major new contracts in the retail and mail order sector, including Junghans Wolle, Globetrotter Ausrüstung and Otto Office.
- In Denmark we experienced a revival of our local operations, including a new major utility client, and sustained improvement after a few difficult years.
- Sweden was challenged more than others in 2009 by local economic slowness, but it persevered and adjusted its model for 2010.
- In Russia we celebrated our fifth year, during which time we have been involved in more than 40 ERP implementation projects, including five out of the seven largest SAP Retail implementations (Euroset, Eldorado, M.Video, Lenta and Victoria Group).
- In Spain we enhanced our leadership in the hospital/healthcare market, crucially offsetting a loss of revenues from clients in the depressed commercial and construction market sectors.

Highlighted Customer Examples

BYK-Chemie – CIBER Germany

BYK, headquartered in Wesel, Germany, is the globally successful Additives & Instruments Division of the ALTANA Group. It operates sites in seven countries employing around 1,200 staff worldwide. In 2008, BYK turnover amounted to 450 million euro, much of which was earned outside of Germany, principally in neighboring European countries, the USA and the Asian market. BYK-Chemie supplies additives to the paint and plastics industry, where they are used, for example, in automotive paints, printing inks or wood and architectural coatings.

In November 2009 BYK successfully concluded an extensive reorganisation of its logistics systems with the help of CIBER Germany. The IT project included the reorganisation of the existing supply chain processes as well as the implementation of new, integrated processes.

BYK-Chemie's systems had been the subject of numerous changes and modifications over the last few years. In order to enable future changes to be implemented more quickly and to make the process of international rollouts more efficient, the company required that its SAP applications return to as close to the SAP standard as possible.

BYK-Chemie selected CIBER as its partner for the concept and design phase, and the implementation of the system optimisation. CIBER's SAP specialists were involved throughout the project – from process modelling to prototyping, blueprint phase and implementation up to the go live and follow-up assistance (hyper care). The project also included the configuration of a new APO system (Advanced Planner and Optimizer) for optimised production planning, the integration of a SAP Upgrade from release 4.7 to ECC 6.0, as well as the integration of the new, fully automated distribution centre.



Left to right:
Axel Vogelbruch, CIBER Germany; Markus Wirtgen, Head of IT Applications, BYK-Chemie; Dr. Martin Schneider, Head of IT Application Technology, BYK-Chemie; Dr. Jörg Prust, Head of IT Application PLM, BYK-Chemie; Andreas Kremer, CIBER Germany

International Division (continued)

The complexity of the IT project provided an interesting challenge to CIBER's consultants and the implementation plan was also very demanding because the system changes needed to go live at four different company locations at the same time. To meet the tight deadlines the cutover team worked around the clock for six days in order to be able to put the new processes within the new release into operation in the shortest time and without a negative impact on the business operations.

This commitment proved to be very worthwhile! Markus Wirtgen, Head of IT Applications at BYK-Chemie and the overall project leader, said, "We could work from the first day almost completely smoothly with the new processes – which is not always the case after a conversion of this magnitude and complexity. The very dedicated and highly qualified team of CIBER Germany ensured that this happened for us."

Tvoy Dom – CIBER Russia

Established by Crocus Group in 1998, Tvoy Dom offers one of the largest choices of goods in the world selling over 300,000 product lines from more than 2,500 suppliers covering household goods, home improvement, and food and beverage. Tvoy Dom hypermarkets have a total floor space of more than 200,000 sq.m. The opening of a new shopping centre in Voronezh in the beginning of 2009, together with a strategy of further regional expansion, prompted the organisation to consider the need for a unified information system. At that time Tvoy Dom had already become a large-scale business consisting of two large shopping centres located in Moscow with a general floor space of 121,000 sq.m, but which had different information systems, separate databases, and problems with master data integration.

Tvoy Dom considered the possible choices of ERP systems and selected SAP for Retail.


ТВОЙ ДОМ
ИНСТРУМЕНТЫ
ТЕХНИКА
КАССЫ
ВЕРИ ОКНА

Left to right:
Svetlana Korotkova, Head of Information Systems Department, Head of the Implementation Group, Tvoy Dom; Shamil Muradov, Vice General Manager for Business Development, SAP for Retail Implementation Project Manager, Tvoy Dom; Eldar Dadashev, General Manager, Tvoy Dom; Alexander Nisnik, General Manager, CIBER Russia; Andrey Romanenko, General Manager, CIBER Russia; Vadim Lesnyak, Head of Automated Management System Department, Tvoy Dom.

A key factor in making this choice was CIBER's considerable number of successful SAP for Retail implementations in Russia with leading companies such as Euroset, Eldorado, Lenta, and Victoria Group. CIBER Russia had been the main contractor for the SAP implementations for these retailers, and this, together with CIBER's extensive experience in retail industry, led to CIBER's selection as Tvoy Dom's implementation partner.

The project lasted 9 months and encompassed all the retail business processes. It also included the use of CIBER's pre-configured solution, novaRetail, to reduce the time for the blueprint phase.

Among the most important results of the project were:

- A single ERP system which is scalable and easy to roll-out for new shopping centers.
- A single source of information for all the departments of the company, with master data optimisation.
- The optimisation of retail business processes, including logistics, sales, assortment and stock management, together with consignment of sales on commission and the production of its own goods, such as bakery products.
- An effective reporting system.

Shamil Muradov, Vice General Manager for Business Development for Tvoy Dom, said "SAP for Retail has united all our business processes and has helped us to sort them out. It has given us additional management possibilities and has provided a necessary transparency of all the departments' activities. The system supports our business processes in a full scale and in all the scope: more than 300,000 units of goods are sold in Tvoy Dom, and we serve approximately 1 million visitors per month. Because of CIBER's novaRetail, we use all the benefits of SAP for Retail and our information system allows us to grow and to win the new markets."



Eastern Asia / Pacific Operations

China

CIBER China, with headquarters located in Shanghai, consists of a professional team of consultants providing comprehensive SAP solutions for a variety of industry sectors, including retail, manufacturing, chemical and utilities.

CIBER China is the only certified SAP SMB retail solution provider in the Asia/Pacific region.

Our Chinese operation has proved to be a vital partner of global organisations that need implementation, roll-out and support services for their Chinese operations. Examples of this include a rollout of SAP systems for Marks & Spencer International in China and Hong Kong, the implementation of factory production systems for the American retailer Brown Shoe, and an SAP HR rollout for Germany-based automotive supplier Hella.

During 2009, we also established a cost effective operations support centre in China, working with clients (including Marks & Spencer International) in English, Mandarin and Cantonese languages.

ANZ

CIBER's success in both Australia and New Zealand has been built on a focused go-to-market strategy aimed at the retail sector, and a tried-and-tested approach to helping retail organisations address the industry's main priorities such as the integration of systems, data and processes to provide a seamless retail management, and enhancing the customer experience across multiple channels.

CIBER has delivered successful projects through deploying teams of experienced SAP professionals, many of whom have come from the retail industry. Our customers include high profile brand names like Postie Plus Group, Briscoe's and Foodstuffs in New Zealand, and EziBuy, Spotlight, 7-Eleven and Angus & Robertson in Australia.

Customers select CIBER because of our retail expertise and SAP implementation skills, together with a proven methodology that has been used successfully over a number of retail system implementations throughout the world. We are often considered the best and safest SAP implementation partner in the Pacific Region.

Looking Forward

The International Division, with operations in Europe and Eastern Asia/Pacific, is very encouraged that 2010 will bring new clients and solutions, greater scale in our operations, and a return to the steady growth we have been achieving over the last decade.



Write On

Ballpoint pens were first patented in the late nineteenth century, but only began to reach commercial significance in the early 1950s. Although computers and keyboards have changed how people write, the pen is still going strong. Over 100 million ballpoint pens are still sold every year and there's a thriving market in luxury pens, sometimes priced at $1,000 or more.

Innovation



ciber IT Outsourcing Division

The IT Outsourcing (ITO) Division is a global and expanding business with domestic headquarters in Edison, New Jersey and international headquarters in Europe. Our core strategy, focused on customer intimacy, globalization, growth, innovation and operational excellence, was our driving principle through 2009 and will remain so through 2010 and beyond.

With solid positioning in the upper mid-tier and tier one marketplace, the ITO Division couples a robust set of mature managed services and outsourcing offerings that span the entire value chain of IT operations, infrastructure and application management services, with a flexible governance and commercial engagement process. Our business model is always aligned with our client's requirements and services in their local markets.

CIBER's delivery methodologies and investments in talent, tools and management platforms, and broad geographic operations enable high quality, global delivery on a 24 x 7 basis through our global operations centers, data centers, service desks and application management centers.

In 2009 we aggressively expanded both our direct-selling model and our offshore delivery footprint. This powerful combination resulted in material new business wins, while enabling us to further focus on extending our service offering portfolio and delivery capabilities. We were able to significantly grow our service desk/help desk business, leverage our data center footprint, expand our India-based delivery operations, enhance our global managed services platforms, and increase our international business throughout Europe.

We also successfully launched "Ready-to-Run", a pre-packaged offering for the middle market that is designed to provide clients with a complete landscape for the rapid deployment and operation of SAP software. This offering has quickly gained notable traction in the marketplace with several new client wins.

We enter 2010 with a very competitive market position. We have put in place a solid leadership team to service the growing demands and complexities of the IT outsourcing market. We look forward to bringing thought leadership to our clients through our "IT as a Service" business model, providing them with a dynamic



Towers of Babble

Dr. Martin Cooper, a former general manager for the systems division at Motorola, is considered the inventor of the first portable phone handset. In 1973, he made the first-ever cell phone call using a phone that weighed 2.5 pounds! More than 1.2 billion cell phones were sold in 2009 and today, 17.5 percent of U.S. households solely depend on cell phones for communication.

Innovation

cloud environment – including Software as a Service (SaaS), Infrastructure as a Service (IaaS), and Platform as a Service (PaaS) solutions. We will also formally launch our IT Management Platform in 2010, which will enable our clients to have flexibility and transparency into their managed IT environment through our state-of-the-art enterprise IT management cloud architecture.

Acknowledgements

As a result of our progress and continued focus on our entire portfolio of ITO services, CIBER's IT Outsourcing Division was rewarded with numerous Top 10 rankings in The Black Book of Outsourcing, including ranking us as #1 in ERP among best managed top 50 global outsourcers, #6 for Tier 1 Enterprise-Wide Traditional Infrastructure Outsourcing, and #1 for Help Desk and Desktop Management.

Looking Forward

We are well positioned to serve businesses across the world that are new to outsourcing or those which are experienced in outsourcing their IT operations. Our continued commitment and focus to service our clients through innovation, thought leadership, relationship management and delivery quality will enable us to prosper and grow.

Sharp Electronics Corporation is known as a leading provider of LCD TVs, solar panels, and other business, appliance and entertainment electronics products. Their world renowned LCDs are also used in everything from airplane cockpits to computers and smart-phones. At Sharp the challenge is to create balance and benefit people's lives at work, home, and everywhere in between. In order to help meet that challenge Sharp has chosen CIBER ITO, to supply and support the IT Systems that run their business. Sharps relationship with CIBER began in 2004 and continues to grow. CIBER provides both operational and project support via their CIBER Outsourcing Platform which is made up of people, ITIL based process and an integrated toolset to meet multiple IT requirements for HelpDesk, Network, Server & Systems Infrastructure, Storage, Desktop and SAP Basis.


SHARP

Left to right:
Salil Sinha, Director Technology and Web Solutions, Sharp; Masa Kidoguchi, Director Japan Liaison, Sharp; George Dramalis, Chief Information Officer, Sharp; Rich Cannici, Director IT Shared Services, Sharp; Jim Furey, Director Service Delivery, CIBER





ciber
Federal Division

In 2009, CIBER's Federal Division generated nearly $125 million in revenue, providing high quality service and support to Federal clients from Japan to Germany and Alaska to Puerto Rico. Our broad spectrum delivery model services Defense and Civilian agencies, domestic and abroad, including all branches of the U.S. military.

CIBER Federal's range of IT services and support for Federal government projects include specialized strategic staffing, security assessments, legacy modernization services, data warehousing solutions and help desk support. CIBER's key differentiator is its customer focus and ability to establish strong client relationships and fit within a client's culture.

CIBER Federal is large enough to deliver sizeable, complex programs, yet small enough to have the agility and flexibility to respond quickly to customer needs. We leverage the IT services strengths of the whole CIBER organization to successfully deliver services that range from enterprise architecture design to financial management.

Program success is achieved through a management philosophy that has every contract having tremendous importance to us. Our employees become members of the customer's team and invest themselves in the mission. This results in not only high quality work, but as importantly, excellent customer relationships.

We deliver this high quality support using the right blend of industry standard approaches, including CMMI, ISO, ITIL, PMP and Lean Six Sigma. Our focus on quality has been leveraged to the extent that our customers have designated us #1 Mid-Tier Federal Outsourcing Company in The Black Book of Outsourcing.

Building on A Solid Foundation

Success in the Federal marketplace depends, in part, on having the processes, infrastructure and tools to meet stringent contracting requirements. CIBER Federal has continued to build and enhance our capabilities to meet these Federal requirements. In 2009, our Federal Government Property Management Plan was certified, and our government compliant Procurement System and Earned Value Management System were implemented.

Our Practices

Defense Technology Systems – This Practice focuses on the U.S. Army and Navy. Key customers include the Army War College, Womack Army Medical Center, the Navy submarine fleet, and the Army Training and Doctrine Command (TRADOC). In addition to a customer focus, this Practice provides specialized expertise in telephony, network operations and call center support across the Federal business base.

Defense and Intelligence – This Practice focuses on supporting the Joint Military Commands, the Intelligence community and the Air Force. CIBER occupies a special niche, providing mission operations support and highly skilled staff to meet specialized requirements in ensuring our Nation's security.

Civilian Technology Solutions – This Practice provides an array of services ranging from enterprise architecture development to financial management, for clients including Homeland Security, U.S. Courts, Education,

A Miracle By Any Name

Created during WWII by Johnson & Johnson to keep moisture out of ammunition cases, Duck Tape got its name because it was waterproof and used cotton duck. Soldiers quickly found it useful for fixing guns, jeeps, and even aircraft! In the post-war housing boom, it was used to connect HVAC ducts and became known as Duct Tape. Its versatility remains legendary.

Innovation

Transportation, Commerce, Agriculture, Energy, Interior, the Center for Medicare and Medicaid Services, and the Centers for Disease Control.

Within this organization is our Enterprise Security Solutions Group, which provides engineering and system integration solutions for Federally funded, enterprise level security and risk management programs protecting ports, the shipping industry and other critical infrastructure environments.

A Few Highlighted Successes from 2009

Extended Global Reach. CIBER Federal won new business opportunities with the Air Force, Army and Department of Defense that extended its global reach. In addition to supporting our soldiers in Iraq and Afghanistan, CIBER Federal extended its capabilities into Germany, Belgium, Italy, England, Bosnia, the horn of Africa and Japan.

Expanded Potential Markets. Through winning efforts on a number of Multiple Award ID/IQ Contracts with GSA, the Air Force, the Department of Interior's Bureau of Reclamation and the Administrative Office of the U.S. Courts, CIBER Federal now has "prime contractor" access to markets where the potential revenue is significant.

Enterprise Security is Maturing. With the introduction of CIBERSecure, an open-system architecture event management solution, the enterprise security business is flourishing. The Port of Freeport (LA) was the first to install this new system, and two new customers, the Misurata Free Zone (Libya) and the Georgia Ports Authority initiated services for integration of our security system components in late 2009.

Successful Industry Partnerships. By selectively teaming with industry leaders, CIBER Federal expanded its reach in 2009, supporting new customers, such as the Defense Logistics Agency and NASA Marshall Space Flight Center, bringing new business to 2010.

CIBER's Federal Division has been providing mission critical support and services to a broad spectrum of agencies of the U.S. Government for over 25 years.

Looking Forward

With six new multiple award contracts in 2009 and the bidding of several more in 2010 and 2011, CIBER Federal is rapidly remaking its go-to-market capability as a "prime contractor." We believe the dividends begin in 2010.

CIBER Federal – Japan

In July 2009, CIBER was awarded the Aviation Training Relocation (ATR) contract at Yokota Air Base, Japan. The CIBER team coordinates U.S. Air Force, Navy and Marine deploying units' logistical and operational requirements with Japan Ministry of Defense personnel to meet stated operational and training objectives at six different operating locations within Japan. The CIBER team travels to each venue and works closely with customers to ensure training is successful.





Left to right:
Front row: Chief Master Sergeant Wade Shaw, Chief of Aircraft Maintenance; Capt. Trina Bentley, Operations Officer; Lt. Col Ray Platt, Commander, Aircraft Maintenance Squadron; Lt. Col Mike Wood, Deputy Chief of Maintenance; Major Wade Weiss, Commander, Maintenance Squadron; Chief Master Sergeant Russell Robinson, Chief of Maintenance



ciber
U.S. ERP Division

CIBER's U.S. ERP Division is a $125+MM multi-line global implementation, integration and maintenance service provider, highly focused on industry solutions for vertical markets such as Public Sector, Higher Education, K-12, Healthcare, Retail, Grower Management, Food and Beverage, and Manufacturing. Our customers range from middle-market to the Fortune 1000, and from local to state governments.

Our success is driven by our ability to leverage our local customer relationships through CIBER's offices in 18 countries for the benefit of both ourselves and several ERP software and technology partners. This unique relationship clearly positions CIBER as a valued, impartial partner to our clients and prospects.

Our Oracle (including E-Business Suite, PeopleSoft, and JD Edwards), SAP, Lawson, Higher Education, K-12 and Technology Solutions Group Practices deliver excellent value and bottom line results for our customers and software vendor partners.

Our services include Project Management, Change Management, functional application and technical support, and end-user training, with the know-how and experience our customers expect. While traditionally delivered on-site, CIBER provides the additional flexibility and reduced costs of delivering solutions for its customers off-site, through our domestic development centers, and on- or off-shore.

We have been successful in introducing CIBER's full solution life cycle support – from application development and management, to BI/DW and security, to infrastructure outsourcing and hosting.

Practice Groups

Oracle/PeopleSoft/JDE – In 2009, CIBER was one of the first companies to achieve the Platinum Partner status in the Oracle PartnerNetwork (OPN) Specialized program. By attaining Platinum Level membership, Oracle has recognized CIBER for its in-depth expertise and excellence in implementation and hosting services for Oracle applications. Platinum member level is the highest level of partnership in the OPN program. CIBER's Oracle Practice has over 19 years of expertise with Oracle's E-Business Suite, PeopleSoft and JD Edwards applications. We are a strategic partner of Oracle in several key industries, including Public Sector, Higher Education, and Food and Beverage.

CIBER has been recognized by Gartner and other analysts as providing a full service IT offering comparable to larger players, at very competitive price points. This value driven offering has enabled CIBER to outperform our competitors in the Oracle market space. With more than 2,000 Oracle, PeopleSoft and JDE clients, CIBER's market share continues to expand, particularly among Colleges and Universities, and State and Local Governments' Departments of Transportation, Transit Agencies, Port Authorities and Airports.


SEND

Opening Pandora's Inbox

Computer engineer Ray Tomlinson invented Internet based email in late 1971, although closed network email was being used at MIT as early as 1965. Technology market research firm Radicati estimated in a May 2009 report that some 247 billion emails were sent each day in 2009. This equates to about 2.8 million emails each second.

Innovation

Higher Education – We are one of the largest implementers of Higher Education ERP solutions. We have a total experience base of more than 1,500 client implementations and upgrades. Our Higher Education projects have included locations in the United States, Canada, Mexico, the United Kingdom, Germany and Japan. CIBER extends our customers return on their ERP investments through business process improvement, customer relationship management and business intelligence solutions. Among the results are improved recruiting and retention of students and better, more accurate operational analytics for institutional decision-makers, and higher fund raising.

K-12 – CIBER's K-12 Practice provides strategic ERP implementation services, IV&V and ERP strategy in partnership with CIBER's ERP Practices of SAP, Oracle/PeopleSoft and Lawson. Our Products within Student Services focuses on our 'Student360', a collaborative offering which provides both strategy and delivery services for Enterprise Student Reporting, Enterprise Data Modeling and Enterprise Governance. Our K-12 Practice market footprint, founded on robust industry knowledge and coupled with delivery capability, assists many top-100 School Districts in modernizing their back office and Student Reporting services application portfolio.

SAP – CIBER continues to grow a successful Global SAP Practice with more than 1,300 consultants worldwide. In the United States, we have organized our Practice to serve multiple vertical markets. In our "Commercial" Practice, we focus on customers in Retail, Apparel and Footwear, Mining, Metals, Manufacturing, Financial Services, and Aerospace & Defense Industries. The Commercial Practice offers predefined solutions for SAP customers to increase their ability to rapidly attain the financial benefits of the world-class SAP solutions. As a reflection of our broad knowledge in Retail and Apparel, our Commercial Practice places special emphasis on our industry leading knowledge with focused solutions including QuickWear® and RapidRetail® All-in-One.

Ohio University, established in 1804, is Ohio's first institution of higher education and one of America's oldest public universities. Ohio University's educational mission is realized in a traditional residential setting as well as through outreach on five regional campuses. Collectively, the full-time, part-time, and continuing education enrollment for Ohio University is more than 30,000. The Rufus Initiative (named after the University's founder Rufus Putnam) includes the implementation of PeopleSoft Campus Solutions as well as development of Reporting and Data Warehouse services, Constituent Relationship Management solution, Identity and Master Data Management solutions, a university Portal, a Service Oriented Architecture Strategy, and Degree Audit Integrations.



Left to right:
J. Brice Bible, Chief Information Officer, Ohio University; Shelley Ruff, Program Director, Ohio University; Christopher Mercer, Project Director, CIBER



U.S. ERP Division (continued)

The SAP "Public Sector" Practice focuses on delivering solutions to state and local governments. Our team provides extensive industry knowledge with a breadth of technical and business expertise to make our clients' IT projects successful.

In addition to our implementation and consulting expertise, CIBER supports our SAP customers throughout the life cycle. CIBER received the highly acclaimed Global Certification by SAP for Application Support Services and Solution Hosting, CIBER is only one of five companies to achieve this level of certification.

An important dimension for our SAP project delivery is our Change, Learning and Performance (CLP) Practice. This Practice focuses on the Organizational Change Management, Training and Human Performance activities that are important to every successful SAP implementation.

CIBER's significant SAP client success stories in 2009 include Brown Shoe, OmniTrans, Fulton County Schools, Boston Apparel Group and Movado.

Furthermore, CIBER resells SAP software including SAP's ERP, CRM, SCM, PLM, SRM, and SAP's new acquisition Business Objects through a dedicated sales and solution engineering team in the small to midsize market.

CIBER is one of just three firms authorized to sell SAP products in the "software as a service" (SaaS) model. SaaS offers a unique blend of CIBER's proven technical and functional hosting capabilities to our mid-market customers.

Lawson – CIBER is proud of the 15 year relationship with Lawson as one of their largest partners. We offer full scale business transformation projects in Lawson's target vertical markets through business process, change management, and functional and technical services around Lawson technology.

Our target markets are Healthcare, Public Sector, Food and Beverage, and General Manufacturing, for which we offer Budgeting, Financial Processing and Analysis, Human Capital Management, Sales Order Processing, and Manufacturing systems solutions.

We also deliver on-going system support, technology, and add-on services. Our breadth of expertise allows us to develop and deliver innovative solutions that benefit Lawson customers as they pursue new competitive initiatives and efficiency, gaining improvements to their infrastructure and operations.

Technology Solutions Group Practice – Today's dynamic IT environment demands infrastructure that is cost effective, flexible, and efficient. CIBER's Technology Solutions Group Practice provides customers with the infrastructure products and architecture needed to meet these objectives. Offerings include enterprise servers, storage, middleware, integration services, assessments, and related products required to support critical business applications. Virtualization, server consolidation, and enhancements in IT architecture lead to significant savings in capital investment as well as improving energy efficiency and productivity of personnel.

Mobile solutions from Motorola and Intermec help customers reduce costs and improve efficiencies in key industries such as Manufacturing, Distribution, Retail and Healthcare. Strategic relationships with IBM, NetApp, Dell, HP, and other leading manufacturers allow us to architect and deploy the right solutions, every time, for our customers' environments.

Looking Forward

CIBER's robust, sizeable, experienced and highly referenceable U.S. ERP operations are a hallmark activity. Our 2009 rebound was swift and 2010 looks to build upon our quality reputation.



Quarterly Financial Highlights

In thousands, except per share data	March 31	June 30	September 30	December 31	Total
			Quarter Ended		
Year ended December 31, 2009					
Revenue	$ 258,475	$ 260,604	$ 256,367	$ 262,254	$ 1,037,700
Amortization of intangible assets	1,408	1,457	1,506	1,520	5,891
Operating income	7,016	7,468	7,034	6,241	27,759
Net income attributable to CIBER, Inc. [2]	4,265	4,656	3,505	2,532	14,958
Earnings per share – diluted	0.07	0.07	0.05	0.04	0.22
Cash earnings per share – diluted [3]	0.10	0.09	0.07	0.06	0.32
Year ended December 31, 2008 [1]					
Revenue	$ 294,464	$ 317,579	$ 299,966	$ 279,558	$ 1,191,567
Amortization of intangible assets	1,571	1,648	1,604	1,451	6,274
Operating income	14,903	17,409	13,213	8,413	53,938
Net income attributable to CIBER, Inc. [2]	5,927	8,185	7,235	5,537	26,884
Earnings per share – diluted	0.10	0.14	0.12	0.09	0.45
Cash earnings per share – diluted [3]	0.13	0.17	0.15	0.13	0.58

[1] FSP APB 14-1 caused adjustments to results previously reported, increasing interest expense never owed, thus lowering net income but adding to equity to offset.
[2] FASB 160 changed minority interest presentation retroactively; 2008 results have been adjusted to conform to the new pronouncement.
[3] Cash net income equals net income attributable to CIBER, Inc. plus tax adjusted amortization expense and FAS 123R (share based compensation).

Market for the Company's Common Stock and Related Shareholder Information

The Company's common stock is listed on the New York Stock Exchange under the symbol "CBR." The table below sets forth the high and low closing sales price per share of the Company's common stock for the periods indicated:

	Low	High
Year Ended December 31, 2008		
First Quarter	$ 4.31	$ 5.96
Second Quarter	4.71	7.50
Third Quarter	6.07	8.80
Fourth Quarter	3.03	6.81
Year Ended December 31, 2009		
First Quarter	$ 2.11	$ 5.48
Second Quarter	2.83	3.64
Third Quarter	3.01	4.39
Fourth Quarter	3.01	3.99
Year Ending December 31, 2010		
January 1 to March 8	$ 3.21	$ 4.13

CBR
LISTED
NYSE

As of December 2009, the number of beneficial owners of common stock was over 10,000.

The Company's policy is to retain its earnings to support the growth of the Company's business. Accordingly, the Board of Directors of the Company has not declared cash dividends on its common stock and does not presently have plans to do so.

Consolidated Statements of Operations

	Year Ended December 31,		
In thousands, except per share data	2007	2008	2009
Consulting services	$ 1,024,172	$ 1,133,233	$ 992,779
Other revenue	57,803	58,334	44,921
Total revenue	1,081,975	1,191,567	1,037,700
Cost of consulting services	755,115	829,806	750,164
Cost of other revenue	34,401	37,281	28,243
Selling, general and administrative expenses	232,119	264,268	225,643
Amortization of intangible assets	5,820	6,274	5,891
Operating income	54,520	53,938	27,759
Interest income	854	1,253	994
Interest expense	(16,508)	(13,854)	(6,180)
Other income (expense), net	(184)	(1,444)	338
Income before income taxes	38,682	39,893	22,911
Income tax expense	13,165	12,080	7,795
Consolidated net income	25,517	27,813	15,116
Less: Net income — noncontrolling interests	1,566	929	158
Net income — CIBER, Inc.	$ 23,951	$ 26,884	$ 14,958
Net income per share — CIBER, Inc.:			
Diluted	$ 0.39	$ 0.45	$ 0.22
Weighted average shares outstanding:			
Diluted	61,924	60,389	68,107

Consolidated Balance Sheets

	December 31,	
In thousands, except per share data	2008	2009
Assets		
Current assets:		
Cash and cash equivalents	$ 48,849	$ 67,424
Accounts receivable, net of allowances of $4,411 and $3,192 respectively	235,066	213,100
Prepaid expenses and other current assets	20,633	22,727
Deferred income taxes	4,883	6,627
Total current assets	309,431	309,878
Property and equipment, at cost	80,360	82,788
Less accumulated depreciation	(52,988)	(57,958)
Property and equipment, net	27,372	24,830
Goodwill	439,147	450,739
Other intangible assets, net	10,666	5,159
Other assets	10,904	12,650
Total assets	$ 797,520	$ 803,256
Liabilities and Shareholders' Equity		
Current liabilities:		
Current portion of long-term bank debt	$ 2,002	$ 10,697
Accounts payable	35,373	33,981
Accrued compensation and related liabilities	62,437	65,747
Deferred revenue	13,591	17,634
Income taxes payable	1,874	10,402
Other accrued expenses and liabilities	28,921	34,563
Total current liabilities	144,198	173,024
Long-term bank debt	165,710	87,500
Deferred income taxes	34,288	36,486
Total liabilities	344,196	297,010
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $0.01 par value, 1,000 shares authorized, no shares issued	-	-
Common stock, $0.01 par value, 100,000 shares authorized, 64,705 and 74,487 shares issued, respectively	647	745
Additional paid-in capital	296,227	322,999
Retained earnings	188,428	199,668
Accumulated other comprehensive income (loss)	(983)	12,193
Treasury stock, 4,620 and 5,005 shares, at cost	(31,889)	(30,069)
Total CIBER, Inc. shareholders' equity	452,430	505,536
Noncontrolling interests	894	710
Total shareholders' equity	453,324	506,246
Total liabilities and shareholders' equity	$ 797,520	$ 803,256

Consolidated Statements of Shareholders' Equity

In thousands	Common Stock Shares	Common Stock Amount	Treasury Stock Shares	Treasury Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interests	Total Shareholders' Equity
Balances at January 1, 2007, as previously stated	64,705	$ 647	(2,952)	$ (21,865)	$ 269,303	$ 152,681	$ 15,356	$ -	$ 416,122
Cumulative effect of changes in accounting principles for convertible debentures and noncontrolling interests	-	-	-	-	23,104	(12,696)	-	129	10,537
Balances at January 1, 2007, as adjusted	64,705	647	(2,952)	(21,865)	292,407	139,985	15,356	129	426,659
Consolidated net income	-	-	-	-	-	23,951	-	1,566	25,517
Loss on hedging activity, net of $1,796 tax	-	-	-	-	-	-	(3,140)	-	(3,140)
Foreign currency translation	-	-	-	-	-	-	18,367	(143)	18,224
Debenture retirement	-	-	-	-	(743)	-	-	-	(743)
Dividends paid to noncontrolling interests	-	-	-	-	-	-	-	(400)	(400)
Buyout of noncontrolling interests	-	-	-	-	-	-	-	(362)	(362)
Acquisition consideration	-	-	122	910	-	57	-	-	967
Treasury shares issued under employee share plans	-	-	917	6,779	-	(1,150)	-	-	5,629
Tax benefit from employee share plans	-	-	-	-	313	-	-	-	313
Share-based compensation	-	-	30	224	2,384	(1)	-	-	2,607
Purchases of treasury stock	-	-	(2,075)	(15,332)	-	-	-	-	(15,332)
Balances at December 31, 2007	64,705	647	(3,958)	(29,284)	294,361	162,842	30,583	790	459,939
Consolidated net income	-	-	-	-	-	26,884	-	929	27,813
Gain on hedging activity, net of $54 tax	-	-	-	-	-	-	89	-	89
Foreign currency translation	-	-	-	-	-	-	(31,655)	(283)	(31,938)
Debenture retirement	-	-	-	-	(1,518)	-	-	-	(1,518)
Buyout of noncontrolling interests	-	-	-	-	-	-	-	(542)	(542)
Treasury shares issued under employee share plans	-	-	757	5,289	(4)	(1,255)	-	-	4,030
Tax benefit from employee share plans	-	-	-	-	121	-	-	-	121
Share-based compensation	-	-	31	215	3,267	(43)	-	-	3,439
Purchases of treasury stock	-	-	(1,450)	(8,109)	-	-	-	-	(8,109)
Balances at December 31, 2008	64,705	647	(4,620)	(31,889)	296,227	188,428	(983)	894	453,324
Consolidated net income	-	-	-	-	-	14,958	-	158	15,116
Loss on hedging activity, net of $122 tax	-	-	-	-	-	-	(198)	-	(198)
Foreign currency translation	-	-	-	-	-	-	13,374	23	13,397
Sale of common stock, net of $194 of issuance costs	9,000	90	-	-	23,130	-	-	-	23,220
Acquisition of noncontrolling interests	782	8	-	-	628	-	-	(365)	271
Treasury shares issued under employee share plans	-	-	1,018	6,545	(565)	(3,576)	-	-	2,404
Tax benefit deficiency from employee share plans	-	-	-	-	(53)	-	-	-	(53)
Share-based compensation	-	-	42	273	3,632	(142)	-	-	3,763
Purchases of treasury stock	-	-	(1,445)	(4,998)	-	-	-	-	(4,998)
Balances at December 31, 2009	74,487	$ 745	(5,005)	$ (30,069)	$ 322,999	$ 199,668	$ 12,193	$ 710	$ 506,246

Consolidated Statements of Cash Flows

In thousands	Year Ended December 31, 2007	2008	2009
Operating activities:			
Net income	$ 25,517	$ 27,813	$ 15,116
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	11,872	12,519	11,719
Amortization of intangible assets	5,820	6,274	5,891
Deferred income tax expense	2,122	3,120	1,462
Provision for doubtful receivables	831	6,965	2,260
Share-based compensation expense	2,607	3,439	3,763
Noncash interest from discount on convertible debentures	9,615	5,303	-
Other, net	(54)	216	2,329
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(32,318)	16,527	24,775
Other current and long-term assets	(2,110)	(653)	(520)
Accounts payable	(7,166)	1,860	(1,967)
Accrued compensation and related liabilities	8,423	11,641	1,035
Other accrued expenses and liabilities	(3,970)	(3,792)	8,441
Income taxes payable/refundable	1,487	939	7,243
Net cash provided by operating activities	22,676	92,171	81,547
Investing activities:			
Acquisitions, net of cash acquired	(22,342)	(7,790)	(4,330)
Purchases of property and equipment, net	(13,172)	(14,680)	(9,059)
Proceeds from sale of property and equipment	1,864	-	-
Other, net	-	233	-
Net cash used in investing activities	(33,650)	(22,237)	(13,389)
Financing activities:			
Borrowings on long-term bank debt	378,965	619,850	569,619
Payments on long-term bank debt	(340,694)	(510,829)	(639,135)
Retirement of debentures	(22,113)	(149,495)	-
Sale of common stock, net of $194 of issuance costs	-	-	23,220
Employee stock purchases and options exercised	5,629	4,030	2,404
Purchases of treasury stock	(15,332)	(8,109)	(4,998)
Excess tax benefits from share-based compensation	323	148	-
Settlement of cross-currency interest rate swaps	(339)	(4,280)	-
Credit facility origination/amendment fees paid	-	(1,243)	(3,471)
Other, net	(342)	(4)	(222)
Net cash provided by (used in) financing activities	6,097	(49,932)	(52,583)
Effect of foreign exchange rate changes on cash and cash equivalents	3,275	(2,870)	3,000
Net increase (decrease) in cash and cash equivalents	(1,602)	17,132	18,575
Cash and cash equivalents, beginning of year	33,319	31,717	48,849
Cash and cash equivalents, end of year	$ 31,717	$ 48,849	$ 67,424

ciber

Board of Directors

CIBER's Board of Directors:

Bobby G. Stevenson, Chairman

Mac Slingerlend

Peter Cheesbrough

Paul Jacobs *, ***

Steve Kurtz *

Arch McGill *, **

Jim Spira **, ***

Jim Wetherbe **, ***

2009 and 2010 Committee Assignments

* Audit

** Compensation

*** Governance/Nominating


2009 Annual Report
ciber
Outsourcing
Call Center
EDUCATION
Business
Intelligence
GOVERNMENT
RETAIL
SECURITY
ERP
MANUFACTURING
FINANCIAL
Off-shore
On-site
Change Management
Testing
HEALTHCARE
Integrated IT Solutions For Your Changing World.

Corporate Officers:

President/Chief Executive Officer/Secretary
Mac Slingerlend

EVP & CEO/CIBER International Division
Terje Laugerud

EVP & President/Custom Solutions Division
Tony Hadzi

EVP/Chief Financial Officer/Treasurer
Peter Cheesbrough

SVP/Administration
Pong Suvarnasorn

VP/International Projects Coordinator
Sharon Walsh

VP/Chief Accounting Officer
Chris Loffredo

VP/Employee Services
Dave Plisko

VP/General Counsel
Susan Keesen



Operating Leadership

Custom Solutions Division

EVP/Division President
Tony Hadzi

Regional Vice Presidents
Ann Griffiths
Bill Hazelton
Joe Mancuso
Tony Phillips

President/CIBER India
Raghurama Kote

VP/National Practice Leaders
Khalid Mansour – IT Strategy
John Peppes – Supply Chain
Jon Scarpelli – Application Outsourcing

VP/Center for Project Performance
Brian McKeon

VP/Strategic Solution Sales
Mike Haws
Steve Mersky
Ashish Srivastava

Director/Global Solutions Center (Tampa)
Clif Daniel

VP/Operations Marketing
Robin Caputo

VP/Area Directors
Daniel Diefendorf
Tod Kerr
Mark Kurowski
Heather Morris Kyer
Christine Locklin
Joe Marchizza
John Morrissey
Dan Russell
Tom Saltzer
Rich Schulz
Tom Sundsboe
Scott Youngman

Area Directors
Vir Bhanu
Paul Cmiel
Steve Egart
Margaret Goetze
Mark Hollingsead
Ron Noble
Dale Rinke
Tom Streicher
John Wood
Tim Van Wyngarden
Goodney Zapp

Directors of Delivery
Jeff Beech
John Bird
Kevin Kennedy
Sree Kumar
Rhonda Newman

International Division

EVP/Division CEO & President
Terje Laugerud

SVP/Division CFO
Peter Harris

SVP/Business Development
Tom van den Berg

Country Managing Directors
Günter Winter (Australia/NZ)
Jörg Dietmann (Austria)
Wolfgang Lehmann (China)
Ales Muron (Czech Republic)
Lars Severin Klausen (Denmark)
Tarja Mäkinen (Finland)
Jörg Dietmann (Germany)
Tom van den Berg (Netherlands)
Steinar Sveen (Norway)
Alexander Nisnik (Russia)
Juan Pablo de la Fuente Diaz (Spain)
Ann-Catrine Appelquist (Sweden)
Gary Springall (UK)

Managing Director/UK-SAP Retail Practice
Roy Tomlinson

IT Outsourcing Division

SVP/Division President
Mark Perlstein

VP/Division COO
Anthony D'Ambrosi

VP/GM - International
Scott Frock

VP/Operations
Jeff Edelman
Pete Galati
Kenny Holland
Binoy James
George Maroulakos

VP/Business Development
Tony Ferrigno

Federal Division

SVP/Division President
Marcia Kim

VP/Practices
Walter Claxton
Jim Naylor
Ron Smith

VP/Contracts
Tom Carter

VP/Business Management
Steve Bill

VP/Finance
Kirk Robbins

U.S. ERP Division

SVP/Practice Presidents
Russ Wheeler
Jay Wheeler

VP/Business Development
Garth Carter
Sam Wood

SVP/Oracle Practice
Mike Dillon

VP/Practices
Dave Amborski
Tom Augustine
Eric Borcherding
Keith Pace
Paul Robson
John Sterner
Henry Tran
Kevin Ziemba



Country Contact Information

CIBER, Inc.
Corporate Headquarters
6363 S. Fiddler's Green Cir., Suite 1400
Greenwood Village, CO 80111
Tel: 303 220 0100
www.ciber.com

Custom Solutions Division
6363 S. Fiddler's Green Cir., Suite 1400
Greenwood Village, CO 80111
Tel: 303 220 0100
www.ciber.com

International Division
Amstelveenseweg 88-1
1075 XJ
Amsterdam, Netherlands
Tel: +31 852018572
www.ciber.com/international

ITO Division
266 Fernwood Ave.
Edison, NJ 08837
Tel: 732 225 1700
www.ciber.com/outsourcing

Federal Division
7900 Westpark Drive
Suite A515
McLean, VA 22102
Tel: 703 610 6400
www.federal.ciber.com

U.S. ERP Division
1401 Willow Pass Road
Suite 800
Concord, CA 94520
Tel: 925 671 0595
www.ciber.com/ERP

INTERNATIONAL OFFICES:

CIBER Austria
Linzer Straße 195
Wien, 1140
Austria
Tel: +43 15327896
www.ciber.de

CIBER Czech Republic
Oldrichova 49
Prague 2
Czech Republic 128 00
Tel: +420 261220064
www.ciber.cz

CIBER Denmark
Lautruphøj 1 - 3
2750 Ballerup, Denmark
Tel: +45 44662466
www.ciber.dk

CIBER Finland
Vaisalantie 4
Falcon Hali
02130 Espoo, Finland
Tel: +358 207290700
www.ciber.fi

CIBER Germany (Heidelberg)
Alte Eppelheimer Strasse 8
69115 Heidelberg, Germany
Tel: +49 622145020
www.ciber.de

CIBER Germany (Cologne)
Waltherstraße 49-51
51069 Köln, Germany
Tel: +49 2218306631
www.ciber.de

CIBER Netherlands (Eindhoven)
Meerkollaan 15
5613 BS
Eindhoven, Netherlands
Tel: +31 402329090
www.ciber.nl

CIBER Netherlands (Nieuwegein)
Archimedesbaan 16
3439 ME
Nieuwegein, Netherlands
Tel: +31 306085080
www.ciber.nl

CIBER Netherlands (Den Bosch)
Burgemeester Burgerslaan 40b
5245 NH
Den Bosch, Netherlands
Tel: +31 735221616
www.ciber.nl

Topcontracts Staffing (Amsterdam)
Amstelveenseweg 88-1
1075 XJ
Amsterdam, Netherlands
Tel: +31 627746532
www.topcontracts.nl

CIBER Norway
Stortorvet 10
Postboks 417 Sentrum
N-0103 Oslo, Norway
Tel: +47 22348000
www.ciber.no

CIBER Russia (St. Petersburg)
ul. Detskaya, 5A
St. Petersburg, Russia 199026
Tel: +7 8123347670
www.ciber.ru

CIBER Russia (Moscow)
Derbenevskaya Naberezhnaya 11
Building B, Office 225
Moscow, Russia 114115
Tel: +7 4956471391
www.ciber.ru

CIBER Offilog (Barcelona)
c/ Josep Pla nº 2
Torre Diagonal Litoral B3 planta 12
08019 Barcelona, Spain
Tel: +34 932257430
www.ciber.es

CIBER Offilog (Madrid)
Edif. Alfredo Mahou, 3º B
Pza. Manuel Gómez Moreno nº 2
Zona AZCA
28020 Madrid, Spain
Tel: +34 914177484
www.ciber.es

CIBER Offilog (Zaragoza)
Plaza Nuestra Sra. del Carmen nº 8
8º A.
50004 Zaragoza, Spain
Tel: +34 976794362
www.ciber.es

CIBER Sweden (Stockholm)
Drottninggatan 25
111 51 Stockholm, Sweden
Tel: +46 850611100
www.ciber.se

CIBER Sweden (Malmö)
Stora torget 4
211 34 Malmö, Sweden
Tel: +46 850611100
www.ciber.se

CIBER Sweden (Sundsvall)
Nya Hamngatan 12, Plan 2
852 29 Sundsvall, Sweden
Tel: +46 850611100
www.ciber.se

CIBER UK (London)
35 Portman Square
London, United Kingdom, W1H 6LR
Tel: +44 8700000204
www.ciber.co.uk

CIBER UK (Hinckley)
No 2 Watling Drive
Sketchley Meadows Business Park
Hinckley, Leicestershire, LE10 3EY
United Kingdom
Tel: +44 8700000204
www.ciber.co.uk

CIBER UK (Harefield)
Salamander Quay West
Park Lane
Harefield, Middlesex, UB9 6NZ
United Kingdom
Tel: +44 895829100
www.ciber.co.uk

ASIA

CIBER China
Unit A, 21/F Century Ba-shi Building
200020 Shanghai, China
Tel: +86 2163875003
www.ciber.cn

CIBER India (Bangalore)
IBC Knowledge Park
4/1 Bannerghatta Road
Tower D, 5th Floor
Bangalore, India 560029
Tel: +91 8066990500
www.ciber.in

CIBER India (Chennai)
2nd Floor
Software Technology Parks of India Chennai,
No. 4 Rajiv Gandhi Salai
(near Tidel Park)
Taramani, Chennai - 600 113
Tel: +91 4424520816
www.ciber.in

PACIFIC

CIBER Australia (Sydney)
201 Miller St., Level 2
North Sydney, NSW 2060
Australia
Tel: +61 289200887
www.ciber.com.au

CIBER Australia (Melbourne)
Level 5, 11 Queens Rd
Melbourne, VIC 3004
Australia
Tel: +61 385307060
www.ciber.com.au

CIBER New Zealand
Level 4, Massey Uni House
90-92 Symonds Street
Auckland, New Zealand 1010
Tel: +69 99682935
www.ciber.co.nz



Additional Information

Additional financial information, including our audited consolidated financial statements and notes thereto, and management's discussion and analysis can be found in our current Annual Report on Form 10-K (10-K) filed with the Securities and Exchange Commission. Our 10-K can be accessed through the SEC's web site at www.sec.gov/edgar.shtml, or copies can be obtained without charge by writing to the Investor Relations Department at CIBER, Inc. or by calling this department at 303-220-0100. Please look for periodic additional communications on the Internet at http://www.ciber.com.

CIBER is pleased to offer online investor services. Shareholders can now enjoy the benefits and convenience of electronic delivery of the Annual Report, Proxy Statement and related materials, online proxy voting and more. To enroll for online delivery, visit http://enroll.icsdelivery.com/cbr. When hard copies of the Proxy Statement and Annual Report to Stockholders are distributed in connection with future Annual Meetings, you will receive an e-mail alert that the materials are ready to be viewed online. This e-mail will also provide instructions on how to vote your shares online. If you enroll, you will not receive hard copies of the Proxy Statement and Annual Report sent to Stockholders in the mail.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Forward-looking statements involve risks and uncertainties that could cause actual results to vary materially from such statements. Please refer to discussions of certain of these risks and uncertainties in the Company's press releases, quarterly and annual reports, 10-Ks, 10-Qs and other Securities and Exchange Commission filings.

CIBER's annual CEO certification has been filed with the NYSE. In addition, CIBER has filed the CEO/CFO certifications required by Section 302 of the Sarbanes-Oxley Act as exhibits to the Company's 10-K filed with the Securities and Exchange Commission.

Annual Meeting
The Annual Meeting of Shareholders will be held at 9:00 A.M. Mountain Time on May 11, 2010, via the Internet only at www.ciber.com/cbr/annualmeeting.

Transfer Agent
Wells Fargo
St. Paul, Minnesota

Auditors
Ernst & Young LLP
Denver, Colorado

2009 Magic Quadrant Disclaimer
The Magic Quadrant is copyrighted 2009 by Gartner, Inc. and is reused with permission. The Magic Quadrant is a graphical representation of a marketplace at and for a specific time period. It depicts Gartner's analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the Magic Quadrant, and does not advise technology users to select only those vendors placed in the "Leaders" quadrant. The Magic Quadrant is intended solely as a research tool, and is not meant to be a specific guide to action. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

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